Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Should I exercise my Sears stock options before the merger?

The decision whether or not to exercise your vested stock options is entirely your own. You have the choice to exercise your vested Sears stock options (“exercisable Sears stock options”) prior to the close of the proposed Sears/Kmart merger or you can take the merger cash-out value on the date of the merger close.

We have provided a calculator to help you make that decision. You can use the calculator to estimate the potential value of your vested stock options at various Sears and Kmart stock prices. You can then compare the potential values of your options depending on whether you decide to exercise your vested options prior to the merger close or hold them until the close.

If you exercise your options before the merger is final, then the value of your options will depend on the price of Sears stock at the time you exercise. If you hold your options, they will be cashed out when the proposed merger closes. In this case, the value of your options will depend on a formula that includes the Kmart stock price at the time of closing.

Sears	Pre-Merger Options Calculator

You have the choice to exercise your vested Sears stock options (“exercisable Sears stock options”) prior to the close of the proposed Sears/Kmart merger or you can take the merger cash-out value on the date of the proposed merger. If you exercise your options before the merger is final, then the value of your options will depend on the price of Sears stock at the time you exercise. If you hold your options, they will be cashed out when the proposed merger closes. In this case, the value of your options will depend on a formula that includes the Kmart stock price on the last trading day prior to closing. Regardless of which choice you make, the total value will also depend on the grant price of your options.

To compare the potential value of your current exercisable Sears stock options now to their potential cash-out value at the close of the proposed Sears/Kmart merger, DO THIS:

u	Enter the number of exercisable Sears stock options you have for each grant date or type.

1a For special grants, such as hire-on grants, you will also need to enter the grant price. Click on the red “+” to add additional grants to the table.

v	Enter a Sears stock price that you want to test. You may want to experiment with different stock prices to compare how changes in the Sears stock price affect the potential value of your grants.

Estimated Sears Price:	$0

			j # of exercisable	Value if exercised	Potential Value at
	Grant Date	Grant Price	options	before close	close
	07/31/97	$62.97	0	$0	$0
	06/01/98	$62.07	0	$0	$0
	02/02/99	$40.07	0	$0	$0
	02/01/00	$31.07	0	$0	$0
	02/14/01	$38.65	0	$0	$0
	10/10/02	$37.94	0	$0	$0
	02/13/03	$21.64	0	$0	$0
	02/04/04	$44.53	0	$0	$0
1a	Additional Grants	+
			Totals	$0	$0

w	Enter a Kmart stock price that you want to test. You may want to experiment with different stock prices to compare how changes in the Kmart stock price affect the potential value of your grants.

Estimated Kmart Price:	$0

x	Click “Compute” or press the “Enter” key to display your results.

     Compute

*	Value if exercised	$0
**	Value at close	$0

*	The total value of your vested options if you exercise them prior to the merger at the price you projected for Sears stock.

**	The total value of your options if you hold them until the close of the proposed merger based on the Kmart stock price at closing that you chose to test. This total assumes that you receive a cash price of $50 per share for 45% of your outstanding options. For the remaining 55% of your outstanding options you would receive 50% of the Kmart stock price when the proposed merger closes.

The computed amounts do not reflect deductions for income taxes nor, in the case of stock option exercise transactions, brokerage fees that may apply. See “Important notes” below for more information regarding taxes and brokerage fees.

Important notes

The decision to exercise your stock options or hold them until the close of the proposed deal with Kmart is entirely your own. This calculator is provided as a tool to help you consider your stock option choices. Results may vary due to rounding and other assumptions. Consult your financial advisor if you have any questions about what choice is right for you.

The computed amounts do not reflect deductions for income taxes nor, in the case of stock option exercise transactions, brokerage fees that may apply.

Salomon Smith Barney, our stock option administrator, charges stock option holders a negotiated rate for exercising stock options. Information about transaction fees can be found at the Salomon Smith Barney website. Fees will apply to certain types of stock option exercise transactions, but will not apply to the cash-out of your options when the merger closes.

The Kmart/Sears Merger remains subject to regulatory and shareholder approvals and other customary closing conditions.

Taxes may be due on the proceeds of your stock option transaction or the option cash-out payment you receive. Please consult your financial advisor for tax implications.

In connection with the proposed transaction, Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (SEC File Number 333-120954), which includes a joint proxy statement-prospectus that, when finalized, will be used to solicit proxies for the proposed business combination. Please read the final joint proxy statement-prospectus when it becomes available because it will contain important information. Sears Roebuck and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears Roebuck’s proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the above-described Form S-4. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

This document contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include the business combination with Kmart not closing; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.